Fero Industries, Inc.

17 Reeves Crescent

Red Deer, AB, Canada T4P 2Z4

March 25, 2008

VIA FACSIMILE AND EDGAR

Mark P. Shuman, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Fero Industries, Inc.

Registration Statement on Form S-1

File No. 333-146859

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Fero Industries, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, March 27, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•

that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                       FERO INDUSTRIES, INC.

By: /s/ Kyle Schlosser

Name: Kyle Schlosser

Title:  Chief Executive Officer & President